

May 20, 2013

Via E-mail
Mark E. Funk, Chief Financial Officer
Mobile Mini, Inc.
7420 S. Kyrene Road, Suite 101
Tempe, AZ 85283

> **Re:** **Mobile Mini, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-K/A for the year ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-12804**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 1, 2013

Revision of Prior Period Financial Statements, page 50

1. We note that in addition to recording adjustments related to pick-up fees you also recorded adjustments to prior period amounts to correct other immaterial out of period adjustments. Please provide us with an analysis of materiality for each adjustment individually, rather than in the aggregate as you have presented in the notes to your financial statements.

2. In addition, please tell us what you consideration you have given to your error corrections when assessing the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting. We note your disclosures indicate you have made no changes to your internal control over financial reporting. Please explain how

you are able to conclude your disclosure controls and procedures and internal control over financial reporting are effective if you have made no changes to your internal controls.

Form 10-K/A filed April 30, 2013

Item 10. Directors, Executive Officers and Corporate Governance, page 4

3. In future filings, please include a description of the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve in that capacity. See Item 401(e). We note that no description is provided with regard to Mssrs. Olsson, McNamee, or Trachtenberg.

Item 11. Executive Compensation, page 9

2012 Executive Compensation Key Components, page 14

Equity-Based Incentives, page 16

4. Please confirm whether the EBITDA targets for the performance-based equity grants are the same as the yearly non-equity incentive plan. We may have further comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, Craig Slivka at (202) 551-3729 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ Rufus Decker for

John Cash
Branch Chief